HCC Global 37 Radio Circle Drive Mount Kisco, New York 10549 main 914 241 8900 facsimile 914 241 8098

March 30, 2015

Scott Stence
Hays Companies of Minnesota
80 South Eighth Steet, Suite 700
Minneapolis, MN 55402

Re:	Destra Capital Investments LLC Financial Institution Bond - Form 14

Dear Scott:

HCC Global Financial Products is pleased to present the following confirmation of binding on behalf of U.S. Specialty Insurance Company (Financial Institution Bond - Form 14):

ITEM 1.		Named Insured and Principal Address:
Destra Capital Investments LLC
901 Warrenville Road, Suite 15
Lisle, IL 60532

ITEM 2.		Bond Number: 64-MGU-15-A34406

ITEM 3.	Bond Period:	(a) Inception Date: 3/31/2015
(b) Expiration Date: 3/31/2016
from 12:01 a.m. Standard Time at the Principal Address Stated in ITEM 1.

ITEM 4.		Aggregate Limit of Liability: $120,000 during the Bond period.

Limit of Liability and Deductible Amounts (Inclusive of Defense Expenses):

Single Loss coverage form
Financial Institution Bond Form 14	Limit of Liability	Deductible
Basic Coverage (A, B, C)	$120,000	$2,500
(D) - Forgery or Alteration	$120,000	$2,500
(E) - Securities	$120,000	$2,500
(F) - Counterfeit Currency	$120,000	$2,500
Computer Systems Fraud	$120,000	$2,500
Voice Initiated Transfer Fraud	$120,000	$2,500
Telefacsimile Transfer Fraud	$120,000	$2,500
Claims Expense	$2,500	$500

ITEM 5.	Premium: $2,304.00

ITEM 6.	The following riders will be added to the basic contract:
Illinois Civil Union Act Disclosure IL CVU N 06 11
FB0127 - Coverage Territory Rider/Endorsement (OFAC)
FB0015 - Amend Fidelity - change "and" to "or" except for loans and trading.
FB0087 - Amend Uncertificated Securities
FB0081 - Voice Initiated Transfer Fraud - call back required in excess of the deductible ($2,500)
FB0088 - Add Telefacsimile Transfer Fraud - call back required in excess of the deductible ($2,500)
FB0107 - Add Claims Expense ($2,500)
SR 5967e - Central Handling of Securities, to schedule the premises of depositories (ALL)

SR 5969a - Cancellation, Notice of to National Association of Securities Dealers (FINRA)
SR 5769c - Cancellation, Notice of to New York Stock Exchange
SR 5109b - Joint Insureds, to add (Destra Capital Management LLC, Destra Capital Advisors LLC)
FB0041 - Computer Systems Fraud
FB0135 - Amend Notice/Discovery (Risk Manager and/or General Counsel)
SR 6318 - Amend Exclusions

ITEM 7.	Commission: 15%

CONTINGENCIES:

Please note that this binder is contingent upon all of the following:

When signed by the Insurer, the coverage described above is in effect from 12:01 AM of the effective date listed above to 12:01 AM of the Expiration Date listed above, pursuant to the terms, conditions and exclusions of the bond form listed above, any bond riders described below, and any modifications of such term as described in this Binder section. Unless otherwise indicated, this Binder may be canceled prior to the effective Date by the Insured or by the Broker on the behalf of the Insured, by written notice to Insurer or by surrender of this Binder stating when thereafter such cancellation shall be effective. Unless otherwise indicated, this Binder may be canceled by the Insurer prior to the effective date by sending written notice to the Insured at the address shown above stating when not less than thirty days thereafter, such cancellation shall be effective. Unless otherwise indicated, this Binder may be canceled by the Insurer or by the Insured on or after the effective date in the same manner and upon the same terms and conditions applicable to cancellation of the bond form listed above. Issuance by the Insurer and acceptance by or on the behalf of the Insured of the bond shall render this Binder void except as indicated below.

A condition precedent to coverage afforded by this Binder is that no material change in the risk occurs and no submission is made to the Insurer of a claim or circumstances that might give rise to a claim between the date of this Binder indicated above and the effective date.

Please note this Binder contains only a general description of coverages provided. For a detailed description of terms of a bond you must refer to the bond itself and riders bound herein.

Payment of the premium by the date indicated on the attached invoice.

Failure to meet these contingencies may result in coverage being cancelled or voided ab initio.

It is your agency's/brokerage's responsibility to conform with the Laws and Regulations of the applicable jurisdiction (state of the insured), including, but not limited to holding the required license(s).

Sincerely,

George Blume
(914) 242-7855
gblume@hccglobal.com

Exhibit A

SECRETARY’S CERTIFICATE

I, Justin Pfaff, Secretary of Destra Investment Trust and Destra Investment Trust II (the “Companies”) do hereby certify that the following is a true and complete copy of resolutions duly adopted at a meeting of the Board of Trustees of the Companies, duly called and held on February 12, 2015 at which a quorum was present and acting throughout, and that the resolutions have not been rescinded, revoked or modified and are still in full force and effect as of the date hereof.

WHEREAS, it is intended for the Trust and each Fund to obtain fidelity bond coverage in accordance with Rule 17g-1 of the Investment Company Act of 1940.

              NOW, THEREFORE, BE IT

RESOLVED, that the officers of the Trust be, and they hereby are, authorized and directed to make all payments, if any, and do any and all acts as they deem necessary or desirable to obtain the fidelity bond coverage for the Trust and each Fund and to enter into an agreement with each Fund concerning such coverage as required by Rule 17g-1(f) under the Investment Company Act of 1940, such agreement being in substantially the form as provided; and it is

FURTHER RESOLVED, that fidelity bond coverage insuring the Trust and the Funds in the amount required by Rule 17g-1 of the Investment Company Act of 1940, or such greater amounts as officers of the Trust may from time to time determine in accordance with the provisions of Rule 17g-1 of the Investment Company Act of 1940, is hereby deemed to be reasonable in form and amount as required by and considering all relevant factors as provided in Rule 17g-1 and is hereby approved; and it is

FURTHER RESOLVED, that the Trust’s and the Funds’ participation with other management investment companies advised by Destra Capital Advisors, if applicable, in the purchase and maintenance of the fidelity bond coverage as required by Rule 17g-1under the Investment Company Act of 1940, and the payment by each Fund of that portion of additional premium, if any, for such coverage as may be allocated to each in accordance with the premium allocation methodology previously approved by the Trustees, and considering all relevant factors as provided in Rule 17g-1, is hereby approved; and it is

FURTHER RESOLVED, that the Secretary, or any Officer of the Trust, is hereby designated the officer to make the filings and give or cause to be given the notices required by Paragraph (g) of Rule 17g-1 under the Investment Company Act of 1940; and it is

FURTHER RESOLVED, that the form of Joint Insured Bond Agreement between the Trusts, in substantially the form presented to this Meeting, be, and hereby is, ratified, confirmed and approved

Dated: April 6, 2015

/s/ Justin Pfaff
Justin Pfaff Secretary

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